January 9, 2025

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS, WHICH HAVE BEEN REPLACED WITH THE FOLLOWING PLACEHOLDER: “[*].”

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE Washington, DC 20549

Attention:	Sasha Parikh Kevin Vaughn Jimmy (CF) McNamara Suzanne Hayes

Re:	Maze Therapeutics, Inc. Registration Statement on Form S-1 Filed January 7, 2025 File No. 333-284164

Ladies and Gentlemen:

On behalf of Maze Therapeutics, Inc. (the “Company”), we submit this letter to assist the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its review of the Company’s Registration Statement on Form S-1 (File No. 333-284164) (the “Registration Statement”) and to further address comment 19 of the Staff set forth in its letter to the Company dated July 25, 2024, concerning valuation considerations related to the Company’s equity awards.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment of selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 and the Freedom of Information Act.

CONFIDENTIAL TREATMENT REQUESTED BY MAZE THERAPEUTICS, INC.

Securities and Exchange Commission

Division of Corporation Finance

January 9, 2025

Preliminary IPO Price Range

The Company advises the Staff that the Company currently anticipates that it will include an expected price range in its preliminary prospectus (the “Preliminary Prospectus”) for the proposed initial public offering (the “IPO”) of approximately $[*] to $[*] per share (the “Preliminary Price Range”) of the Company’s common stock (the “Common Stock”), with a midpoint of the anticipated range of $[*] per share. The Company plans to effect a reverse stock split (the “Stock Split”) in connection with its IPO pursuant to a future amendment of the Company’s certificate of incorporation that will be filed with the Secretary of State of the State of Delaware before filing the Preliminary Prospectus with the Commission. The share numbers and stock prices set forth in this letter do not reflect the Stock Split and are all set forth on a pre-split basis.

The Preliminary Price Range has been determined based, in part, upon current market conditions, the Company’s current financial condition and prospects, the Company’s progress in developing its pipeline of product candidates, recent public offerings of other comparable companies and input received from the lead underwriters of the proposed offering, including discussions that took place on January 6, 2025 among senior management of the Company (“Management”), the Board of Directors of the Company (the “Board”) and representatives of J.P. Morgan Securities LLC, TD Securities (USA) LLC, Leerink Partners LLC and Guggenheim Securities, LLC, the lead underwriters of the IPO. Prior to January 6, 2025, the Company had not held formal discussions with the underwriters regarding a price range for the IPO. The Preliminary Price Range does not take into account the current lack of liquidity for the Common Stock and assumes a successful IPO with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company.

The Company expects to include a bona fide price range in the Preliminary Prospectus (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) that would shortly precede the commencement of the Company’s public marketing process, which it anticipates could commence as soon as [*]. Such price range could differ from the Preliminary Price Range based on then-current market conditions, continuing discussions with the lead underwriters and further business developments impacting the Company.

Fair Value Determinations

Given the absence of an active market for the Common Stock, the Board was required to estimate the fair value of the Common Stock at the time of each equity-based award based upon several factors, including the Board’s consideration of input from management and third-party valuations.

We supplementally advise the Staff that, as described on pages 110 and 111 of the Registration Statement, for all periods prior to the IPO, the fair values of the Common Stock underlying the Company’s share-based awards were estimated on each grant date by the Board. To determine the fair value of the Common Stock underlying option grants, the Board considered a variety of factors including, among other things, timely valuations of the Common Stock prepared by an independent third-party valuation firm in accordance with the guidance provided by the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Aid”). Given the absence of a public trading market for the Common Stock, the Board exercised reasonable judgment and considered a number of objective and subjective factors to determine the best estimate of the fair value of the Common Stock, including the progress of the Company’s research and development efforts, such as progress on initial new drug submissions and its clinical programs; external market conditions affecting the pharmaceutical and biotechnology industry and trends within the industry; the Company’s stage of development; the prices at which the Company sold its preferred stock and convertible notes; the Company’s financial condition and operating results, including the Company’s available capital resources; the stock price performance and volatility of comparable public companies; general U.S. market conditions; the lack of liquidity of the Common Stock; and the likelihood of achieving a liquidity event, such as an IPO or sale of the Company.

CONFIDENTIAL TREATMENT REQUESTED BY MAZE THERAPEUTICS, INC.

Securities and Exchange Commission

Division of Corporation Finance

January 9, 2025

The following table summarizes the grant of options by the Company since January 1, 2023:

Date of Grant	Number of Shares Subject to Stock Options Granted	Original Exercise Price Per Share		Estimated Fair Value Per Share of Common Stock at Grant Date	Valuation Date
January 24, 2023	140,000	$1.84	*	$1.84	December 8, 2022
March 4, 2023	2,860,875	$1.84	*	$1.84	December 8, 2022
March 9, 2023	1,610,000	$1.84	*	$1.84	December 8, 2022
May 5, 2023	230,000	$1.84	*	$1.84	December 8, 2022
October 4, 2023	1,501,875	$1.84	*	$1.84	December 8, 2022
March 13, 2024	640,000	$1.46	*	$1.46	December 8, 2023
April 23, 2024	1,230,000	$1.46	*	$1.46	December 8, 2023
April 24, 2024	3,256,650	$1.46	*	$1.46	December 8, 2023
July 18, 2024	1,810,000	$2.05	*	$2.05	May 10, 2024
August 5, 2024	415,000	$2.05	*	$2.05	May 10, 2024
December 9, 2024	16,128,100	$1.08		$1.08	September 30, 2024**

*

These options were repriced on December 9, 2024 to provide for an exercise price of $1.08 per share. The Company treated the repricing as a modification of terms of the options outstanding. Please see page F-49 of the Registration Statement for further information regarding the repricing.

**

Valuation as of September 30, 2024 incorporated the proposed pricing terms of the Series D Preferred Stock offering reflected in the offering term sheet as of October 31, 2024, which were identical to the final terms of the Series D Preferred Stock offering as further described below.

CONFIDENTIAL TREATMENT REQUESTED BY MAZE THERAPEUTICS, INC.

Securities and Exchange Commission

Division of Corporation Finance

January 9, 2025

Summary of Methods Used

For each of the valuations, the Company employed a probability-weighted expected return method (“PWERM”) in combination with an option pricing method (“OPM”), referred to as a hybrid method (“Hybrid Method”) to value the Common Stock. The Hybrid Method is appropriate when various possible future outcomes are assumed by management of the Company. The outcomes are each assigned a probability and a future equity value under each outcome is then estimated. Given that more than one possible future outcome was assumed for each of the valuations, the PWERM was used to value the Common Stock for each valuation date.

The Hybrid Method is appropriate for a company expecting a near term liquidity event, but where, due to market or other factors, the likelihood of completing the liquidity event is uncertain. The Hybrid Method considers a company’s going concern nature, stage of development and the company’s ability to forecast near and long-term future liquidity scenarios. The PWERM is a scenario-based analysis that estimates the value per share of Common Stock based on the probability-weighted present value of expected future equity values for the Common Stock, under various possible future liquidity event scenarios, in light of the rights and preferences of each class and series of stock, discounted for a lack of marketability.

As part of the Hybrid Method, under certain scenarios, the OPM was used to estimate a value for the Company’s equity and allocate this value among the Company’s securities using the back-solve method for inferring and allocating the equity value predicated on the most recent financing. The OPM is appropriate for a company at an early stage of development and future liquidity events are difficult to forecast. Application of the OPM back-solve method involves making assumptions for the expected time to liquidity, volatility and risk-free rate and then solving for the value of equity such that the value for the referenced financing equals the amount paid.

For all valuations, after the aggregate enterprise value was determined and allocated to the various classes of stock, a discount for lack of marketability (“DLOM”) was applied to the estimated fair value of the Common Stock. DLOM is applied to capture the difference in value between freely marketable securities and securities that are restricted or otherwise cannot be freely traded. In determining a DLOM, consideration was given to the financial performance and nature of the Company and its early-stage nature, the sale/transfer restrictions associated with the Common Stock, the relative lack of voting power associated with the Common Stock in comparison to the preferred stock and the inability to influence decisions regarding the Company, and the Company’s dividend policy, among other factors.

Summary of Valuations

December 2022 valuation

For the December 2022 valuation, the Board determined the estimated fair value of the Common Stock to be $1.84 per share, with the assistance of Management and an independent third-party valuation firm. The Company employed a Hybrid Method valuation, prepared on a minority, non-marketable interest basis using the equity value derived from a PWERM on two different liquidity scenarios: (1) an IPO (20% probability) and (2) staying private (80% probability). For the December 2022 valuation, the OPM allocation of total equity value was determined with reference to the Company’s Series C financing, additional Series C proceeds received since the prior valuation, as well as venture capital rates of return and a market adjustment factor given market movement of peer public companies. The Company then applied a DLOM with respect to each of the IPO and staying private scenarios to arrive at the $1.84 per share valuation.

CONFIDENTIAL TREATMENT REQUESTED BY MAZE THERAPEUTICS, INC.

Securities and Exchange Commission

Division of Corporation Finance

January 9, 2025

December 2023 valuation

For the December 2023 valuation, the Board determined the estimated fair value of the Common Stock to be $1.46 per share, with the assistance of Management and an independent third-party valuation firm. The Company employed a Hybrid Model valuation, prepared on a minority, non-marketable interest basis using the equity value derived from a PWERM on two different liquidity scenarios: (1) an IPO (10% probability) and (2) staying private (90% probability). The Company’s view at the time of the December 2023 valuation was that the probability of an IPO had materially decreased as a result of market conditions and Company developments. For the December 2023 valuation, the OPM allocation of total equity value was determined with reference to the Company’s most recent December 2022 valuation, as well as venture capital rates of return and a market adjustment factor given market movement of peer public companies. The Company then applied a DLOM with respect to each of the IPO and staying private scenarios to arrive at a $1.46 per share valuation.

May 2024 valuation

For the May 2024 valuation, the Board determined the estimated fair value of the Common Stock to be $2.05 per share, with the assistance of Management and an independent third-party valuation firm. The Company employed a Hybrid Method valuation, prepared on a minority, non-marketable interest basis using the equity value derived from a PWERM on two different liquidity scenarios: (1) an IPO (35% probability) and (2) staying private (65% probability). As of the May 2024 valuation, the Company had just completed its license agreement with Shionogi & Co. Ltd. and had entered into initial discussions with investment banks regarding a potential IPO. For the May 2024 valuation, the OPM allocation of total equity value was determined with reference to the Company’s prior December 2023 valuation and the Company’s convertible note financing from December 2023 through April 2024. The Company then applied a DLOM with respect to each of the IPO and staying private scenarios to arrive at a $2.05 per share valuation.

September 2024 valuation

For the September 2024 valuation, the Board determined the estimated fair value of the Common Stock to be $1.08 per share, with the assistance of Management and an independent third-party valuation firm. The Company employed a Hybrid Method valuation, prepared on a minority, non-marketable interest basis using the equity value derived from a PWERM on two different liquidity scenarios: (1) an IPO (70% probability) and (2) staying private (30% probability). The September 2024 valuation accounted for the Company’s Series D Preferred Stock offering that subsequently closed in November 2024 (on terms identical with those provided for in the Series D Preferred Stock offering term sheet available at the time of such valuation) as well as the conversion of the Company’s outstanding convertible notes into shares of Series D-1 preferred stock upon the closing of such Series D Preferred Stock offering. Also, by the September 2024 valuation, the Company had continued discussions with investment banks regarding a potential IPO, had confidentially submitted its draft registration statement as well as multiple amendments responding to comments from the Staff, and had conducted testing-the-waters meetings with investors. For the September 2024 valuation, the OPM allocation of total equity value was determined with reference to the Company’s Series D valuation. The Company then applied a DLOM with respect to each of the IPO and staying private scenarios to arrive at a $1.08 per share valuation.

CONFIDENTIAL TREATMENT REQUESTED BY MAZE THERAPEUTICS, INC.

Securities and Exchange Commission

Division of Corporation Finance

January 9, 2025

Repricing of Prior Stock Option Grants

As discussed above, following the Company’s Series D financing in November 2024, the Company reassessed the fair value of its shares of Common Stock as of September 30, 2024, and noted that such fair value had decreased by $0.97 per share (~47%) since its May 2024 valuation. Furthermore, in November 2024, the Company had issued 54,394,445 shares of Series D preferred stock to investors at a price of $1.3792 per share, which was $0.6708 per share lower than the estimated fair value of the Company’s common shares as of the May 2024 valuation and $1.5723 per share (~53%) lower than price at which a share of Series C preferred stock was sold in the Company’s last private financing. The Company also issued 39,395,572 shares of Series D-1 preferred stock for conversion of the Company’s outstanding convertible notes, plus accrued and unpaid interest through the conversion date, at a discount factor of 0.2 relative to the price paid by the Series D investors. Each of these issuances resulted in substantial dilution to the holders of the Common Stock and the Company’s equity awards. The Board believed that repricing its outstanding stock options that had an exercise price above $1.08 per share (collectively, the “Underwater Options”) was important for the growth and development of the Company’s business. The Board believed that service providers holding the Underwater Options may not be sufficiently motivated to remain with the Company and work toward its success due to the fact that the exercise prices of the Underwater Options were higher than the fair market value of the underlying shares of Common Stock as of September 30, 2024. The Board concluded that it was in the best interests of the Company and its stockholders to motivate the holders of the Underwater Options to remain with the Company and work toward its success by amending the Underwater Options to reduce the exercise price of each Underwater Option to $1.08 per share. The repricing of the Underwater Options resulted in additional stock-based compensation expense that will be recognized at the time of the repricing for vested options and over the remaining vesting period for unvested options.

The Company has not granted any options since December 9, 2024 and does not currently intend to grant any options prior to the completion of the IPO.

Comparison to Preliminary Assumed IPO Price

We are supplementally providing the Staff the following discussion regarding the significant factors contributing to the difference between the Preliminary Price Range and the estimated fair values of the Common Stock reflected in the table above.

We note that, as is typical in IPOs, the Preliminary Price Range for the Offering was not derived using a formal determination of fair value, but was determined by negotiation between the Company and the underwriters. Among the factors that were considered in setting this range were the following:

•	an analysis of the typical valuation ranges seen in recent IPOs in the Company’s industry;

•

the general condition of the public capital markets and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies in the pharmaceutical and biotechnology industry; and

•	an assumption that there would be a receptive public trading market for the Common Stock.

CONFIDENTIAL TREATMENT REQUESTED BY MAZE THERAPEUTICS, INC.

Securities and Exchange Commission

Division of Corporation Finance

January 9, 2025

The Company submits that the primary reason for the difference between the fair value per share used for the stock options granted in December 2024 and the midpoint of the Preliminary Price Range are:

•	Continued progress in the Company’s clinical trials, including initiation of its Phase 2 clinical trial for MZE829 in November 2024.

•

Differences in the valuation methodologies, assumptions and inputs used by the underwriters in their valuation analysis discussed with the Company and used to determine the Preliminary Price Range, which assume a successful IPO as of today’s date with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company, compared to the valuation methodologies, assumptions and inputs used in the valuations determined by the Board as described above in connection with the description of methodologies used.

•

The Preliminary Price Range necessarily assumes that the IPO has occurred and a public market for the Common Stock has been created and, therefore, excludes any marketability or liquidity discount for the Common Stock, which was appropriately taken into account in the Board’s historical determinations of fair value.

•

The Preliminary Price Range assumes the conversion of all of the Company’s outstanding convertible preferred stock. The Company’s convertible preferred stock currently has substantial economic rights and preferences over the Common Stock. Upon the closing of the IPO, all outstanding shares of the Company’s convertible preferred stock will convert into Common Stock, thus eliminating the superior rights and preferences of the convertible preferred stock as compared to the Common Stock.

•	Recent feedback from the Company’s testing-the-waters meetings with potential investors.

•

The Company’s consideration of various objective and subjective factors in the previous fair value determinations, as described above, that were not applicable to the determination of the Preliminary Price Range.

•

The expected proceeds of a successful IPO would substantially increase the Company’s cash balances. In addition, the completion of an IPO would provide the Company with readier access to the public equity markets.

The Preliminary Price Range reflects the fact that investors may be willing to purchase shares in the IPO at a per share price that takes into account other factors that were not expressly considered in the Company’s prior valuations as a private company, that are not objectively determinable and that valuation models are not able to quantify with any level of certainty.

Conclusion

As such, taking into account all of the above, the Company believes it has fully complied with all applicable rules and regulations for the determination of fair value of the Common Stock, including the best practices outlined in the Practice Aid. The Company also believes that the fair values determined by the Board for the Common Stock underlying each stock option grant are appropriate and demonstrate the Board’s consideration of all relevant factors in determining fair value at each valuation date. Accordingly, the Company submits that it believes that its determination of the fair value of the Common Stock for financial reporting purposes is appropriate and it has properly reflected the stock-based compensation expense for its historical grants.

CONFIDENTIAL TREATMENT REQUESTED BY MAZE THERAPEUTICS, INC.

Securities and Exchange Commission

Division of Corporation Finance

January 9, 2025

*********

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (206) 389-4553, or, in her absence, Ryan Mitteness at (206) 389-4533 or Chelsea Anderson at (206) 389-4516.

Sincerely,

FENWICK & WEST LLP

/s/ Amanda Rose

Amanda Rose Partner

Cc	Jason Coloma, Chief Executive Officer

Courtney Phillips, General Counsel

Maze Therapeutics, Inc.

Effie Toshav, Esq.

Ryan Mitteness, Esq.

Chelsea Anderson, Esq.

Fenwick & West LLP

Alan F. Denenberg, Esq.

Emily Roberts, Esq.

Elsie Cheang, Esq.

Davis Polk & Wardwell LLP

CONFIDENTIAL TREATMENT REQUESTED BY MAZE THERAPEUTICS, INC.